180 DEGREE CAPITAL CORP. NOMINATES MATTHEW F. MCLAUGHLIN
FOR ELECTION TO THE BOARD OF COMSCORE, INC.

Montclair, NJ – January 29, 2024 – 180 Degree Capital Corp. (“180 Degree Capital” or "we") (NASDAQ:TURN), today announced that on January 25, 2024, it delivered a formal letter to comScore, Inc. (“SCOR” or the "Company") notifying it of its intention to nominate Matthew F. McLaughlin for election to the Company's board of directors (the "Board") at SCOR’s 2024 annual meeting of stockholders (the “Annual Meeting”).

180 Degree Capital's nominee is:

Matthew F. McLaughlin, 54, is a retired advertising technology executive and Naval officer. Most recently, Mr. McLaughlin served as Chief Operating Officer of DoubleVerify Holdings, Inc. (NYSE: DV) (“DoubleVerify”), a software platform for digital media measurement and analytics, from 2011 to March 2022. As COO of DoubleVerify, Mr. McLaughlin directed its Product, Engineering and Sales Operations activity, including managing over half the company’s employees. During his tenure, DoubleVerify grew revenue at more than a 35% CAGR with a terminal gross profit above 30% and valuation growth of 30,000% from 2012 to 2021. Mr. McLaughlin was deeply involved in both the private equity sale in 2017 and the multi-billion dollar initial public offering in 2021. Mr. McLaughlin served as a Senior Advisor at DoubleVerify from March 2022 to July 2022. As Senior Advisor, he leveraged his decade-plus operational experience to guide the CEO on the product strategy, technology operations and overall company performance while transitioning these teams to new executive leadership.

Previously, Mr. McLaughlin served as President and Chief Operating Officer of CUnet, LLC, an online marketing agency and software subsidiary of Nelnet, Inc., from 2008 to 2011. Mr. McLaughlin served as General Manager of Audience and Media at BDMetrics Inc., an information technology company, from 2007 to 2008; Vice President of Performance Media at VNC Communications, Inc (d/b/a Performics), a performance marketing subsidiary of DoubleClick Inc., from 2006 to 2007; Senior Vice President of Operations at Heavy Hammer, Inc., a technology company, from 2005 to 2006; Director of Business Technology, Search Marketing, and Email & Affinity Marketing at Advertising.com, Inc., an online advertising company that was acquired by AOL, Inc., from 2001 to 2005; and an Applications Technology Sales Consultant for Oracle Corporation, a multinational computer technology company, from 2000 to 2001. Formerly, Mr. McLaughlin served as a U.S. Navy Submarine Officer, from 1992 to 2000. Mr. McLaughlin received a M.A. (Cantab) in Natural Science from the University of Cambridge and B.S. in Computer Science from the United States Naval Academy.

As previously announced in November 2023, 180 Degree Capital originally planned to nominate two director nominee candidates for consideration at the Annual Meeting. One of 180 Degree Capital’s original nominees was intended as a replacement for Brent Rosenthal. 180 Degree Capital welcomed the announcement by the Company on December 29, 2023, that Mr. Rosenthal would not stand for re-election at the Annual Meeting. 180 Degree Capital thanks the Board for taking incremental steps toward improving the corporate governance of SCOR, but it believes more steps need to be taken. Accordingly, 180 Degree Capital will pursue the nomination of Mr. McLaughlin.

Subsequent to the announcement regarding Mr. Rosenthal, 180 Degree Capital communicated to the Board that it believes SCOR still needs to include a new member who will bring fresh perspectives, business knowledge (specifically digital), and additional focus on building value for common stockholders. The Nominating Committee of the Board initially expressed no interest in speaking with Mr. McLaughlin due, we believe, to a decision that it would not nominate him for election at the Annual Meeting regardless of his qualifications and complementary skill sets. Subsequent discussions appear to indicate that the Nominating Committee is willing to meet with Mr. McLaughlin, but we remain unconvinced that the Board will take actions that will lead to Mr. McLaughlin joining the Board at the Annual Meeting. As of the date of this filing, there are no formal discussions planned.

180 Degree Capital realizes that there are only three seats up for election, and it would prefer to not run candidates against Jon Carpenter, William Livek or Leslie Gillin, but it cannot stand idly by while the Board continues to be dysfunctional and operate in manners that are not in the best interest of all stakeholders.

Once again, 180 Degree Capital's strong preference is to not engage in a competitive proxy contest. 180 Degree Capital's original filings were meant to initiate discussions to improve the corporate governance of SCOR. Initial steps were made on this front, but the Board only just initiated formal discussions with 180 Degree Capital on this topic in mid-January 2024. 180 Degree Capital is interested in action, the type of action that only is possible with representation on the Board. Given the limited number of director positions that are up for election at the Annual Meeting due to the Company’s staggered Board, 180 Degree Capital offers the following potential solutions:

1.The Board expands to 11 members, five of whom would be non-preferred directors, with Mr. McLaughlin being appointed to the new vacancy coincident with the Annual Meeting;

2.One of the current non-preferred appointed members of the Board transitions to a Board Emeritus or other Board Advisory role in conjunction with Mr. McLaughlin's election/appointment to the Board so that person could remain involved with SCOR and its Board, if desired by both parties; or
3.One of the current non-preferred appointed members resigns from the Board in conjunction with Mr. McLaughlin's appointment to the Board that can coincide with the Annual Meeting.

180 Degree Capital believes each of these suggestions are viable paths forward, that would not only improve corporate governance for SCOR, but also provide its management with additional deep industry experience that is relevant to its ongoing transformation into a leader in cross-platform measurement. We also acknowledge that the preferred stockholders would need to consent to increasing the Board to 11 members from its current 10 members. Given the fact that the preferred stockholders would continue to have a majority of appointed members on the Board even with 11 total members, the unwillingness to make such a change would further reinforce our view that they have a complete disregard for the common stockholders of SCOR and further cement the fact that the Board is, defacto, comprised of one board of directors that represents the preferred stockholders and another that represents common stockholders.

180 Degree Capital is focused on providing support to management and ensuring the highest level of corporate governance of SCOR. 180 Degree Capital believes that the addition of Mr. McLaughlin to the Board accomplishes both goals, and that the unwillingness of the Board to pursue such an outcome, highlights glaringly that the Board wants to remain insulated from reality, has no self-awareness, and is not interested in building value for SCOR’s common stockholders or its employees. 180 Degree Capital believes appointing Mr. McLaughlin to the Board would provide a complementary skill set and deep industry knowledge that the management team can draw on as it develops strategies for competing in the competitive measurement world.

About 180 Degree Capital Corp.

180 Degree Capital Corp. is a publicly traded registered closed-end fund focused on investing in and providing value-added assistance through constructive activism to what we believe are substantially undervalued small, publicly traded companies that have potential for significant turnarounds. Our goal is that the result of our constructive activism leads to a reversal in direction for the share price of these investee companies, i.e., a 180-degree turn. Detailed information about 180 and its holdings can be found on its website at www.180degreecapital.com.

Press Contact:
Daniel B. Wolfe
Robert E. Bigelow
180 Degree Capital Corp.
973-746-4500
ir@180degreecapital.com

Mo Shafroth
Peaks Strategies
mshafroth@peaksstrategies.com

Forward-Looking Statements

This press release and the attached letter may contain statements of a forward-looking nature relating to future events. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. These statements reflect 180 Degree Capital’s current beliefs, are based upon public information provided in many cases by the Company, and a number of important factors could cause actual results to differ materially from those expressed in this press release. Please see the Company's securities filings filed with the Securities and Exchange Commission for a more detailed discussion of the risks and uncertainties associated with the Company's business and other significant factors that could affect the Company's actual results. Except as otherwise required by federal securities laws, 180 undertakes no obligation to update or revise these forward-looking statements to reflect new events or uncertainties. The reference and link to the website www.180degreecapital.com has been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release. 180 is not responsible for the contents of third-party websites.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

180 Degree Capital Corp., a New York Corporation (“180 Degree Capital”), intends to file a preliminary proxy statement and accompanying WHITE universal proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of its slate of a highly-qualified director nominee at the 2024 annual meeting of stockholders of comScore, Inc., a Delaware corporation (the “Company”).

180 DEGREE CAPITAL STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be 180 Degree Capital, Kevin M. Rendino and certain other of 180 Degree Capital's senior management, and Matthew F. McLaughlin.

As of the date hereof, 180 Degree Capital beneficially owns an aggregate of 340,366 shares of Common Stock, $0.001 par value per share, of the Company (the “Common Stock”), which includes 12,108 shares of Common Stock held in a separately managed account for which 180 Degree Capital serves as the investment manager. As of the date hereof, Mr. McLaughlin directly beneficially owns 100,000 shares of Common Stock. As of the date hereof, Mr. Rendino directly beneficially owns 20,000 shares of Common Stock.